Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS FOR THE FOURTH QUARTER ENDED December 31, 2015
Edmonton, Alberta, February 16, 2016 - North American Energy Partners Inc. ("NAEP" or "the Company") (TSX:NOA/NYSE:NOA) today announced results for the fourth quarter ended December 31, 2015.
Martin Ferron, President and Chief Executive Officer of the Company stated, "Despite a general lack of late season construction work, in this steep industry downturn, we were  pleased to close out an extremely challenging year with another quarter of solid performance, in terms of job execution and overall cost control. This stands us in good stead to deal with a likely even tougher operating environment in 2016."
Mr. Ferron also commented, "Oil prices have continued to fall at the start of the year and a meaningful recovery seems some way off. In this situation we will remain in hunker down mode and make the most of the work available to us. At the same time we will use our strong balance sheet to pursue organic growth and acquisition opportunities that will either enhance our core business, or provide a measure of revenue diversification."
The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.
Highlights of the Fourth Quarter Ended December 31, 2015
•	Revenue of $65.0 million is down from $113.2 million for the quarter ended December 31, 2014, a decrease of 42.6%. Consolidated EBITDA of $13.5 million is down from $16.5 million for the quarter ended December 31, 2014, a decrease of 18.2%.
•	Consolidated EBITDA margin of 20.7% is up from 15.0% for the quarter ended December 31, 2014, a 5.7% improvement from the same quarter last year.
•	As at December 31, 2015, NAEP had a cash balance of $32.4 million compared to $1.0 million cash balance at December 31, 2014.
•	On November 2, 2015, the Company announced that its Board of Directors had declared a quarterly dividend of two Canadian cents ($0.02) per common share, maintaining its declared $0.08 annual dividend payment to shareholders. This dividend was paid on December 11, 2015 to common shareholders of record at the close of business on November 30, 2015.
•	In December, the Company completed its normal course issuer bid ("NCIB") of 532,520 voting common shares. These shares were purchased and subsequently cancelled under this NCIB.
Declaration of Quarterly Dividend
On February 16, 2016 the NAEP Board of Directors declared a quarterly dividend (the "Dividend") of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on March 4, 2016.  The Dividend will be paid on April 8, 2016, and is an eligible dividend for Canadian income tax purposes.

Consolidated Financial Highlights
	Three Months Ended December 31,
(dollars in thousands, except per share amounts)	2015	2014	Change
Revenue	$64,994	$113,179	$(48,185)
Project costs	26,349	58,519	(32,170)
Equipment costs	19,346	32,599	(13,253)
Depreciation	10,347	11,935	(1,588)
Gross profit	8,952	10,126	(1,174)
Gross profit margin	13.8%	8.9%	4.8%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	6,123	8,055	(1,932)
Stock-based compensation expense (recovery)	615	(2,183)	2,798
Operating income	536	1,037	(501)
Interest expense	1,558	3,218	(1,660)
Net loss from continuing operations	(712)	(1,534)	822
Net loss margin from continuing operations	(1.1)%	(1.4)%	0.3%
Net loss from discontinued operations	—	(472)	472
Net loss	(712)	(2,006)	1,294
EBITDA from continuing operations(1)	$11,382	$14,430	$(3,048)
Consolidated EBITDA from continuing operations(1)	$13,456	$17,013	$(3,557)
Consolidated EBITDA margin from continuing operations	20.7%	15.0%	5.7%

Per share information - continuing operations
Net loss - Basic & Diluted	$(0.02)	$(0.04)	$0.02
Per share information - discontinued operations
Net loss - Basic & Diluted	$—	$(0.01)	$0.01
Per share information
Net loss - Basic & Diluted	$(0.02)	$(0.05)	$0.03

Cash dividend declared per share	$0.02	$0.02	$—
(1)	See "Non-GAAP Financial Measures". A reconciliation of net loss from continuing operations to EBITDA and Consolidated EBITDA follows below under "EBITDA and Consolidated EBITDA".
Results for the Quarter Ended December 31, 2015
For the three months ended December 31, 2015, consolidated revenue was $65.0 million, down from $113.2 million in the same period last year. The current quarter revenue was driven by the completion of recent awards of summer overburden removal activity at the Steepbank and Millennium mines, the start-up of a significant winter works program at the Millennium mine, site development activity at the Kearl mine and the wrap-up of haul road construction at the Aurora mine which complemented ongoing mine support activity at the Kearl mine. The revenue contribution from the new awards helped to mitigate the drop in revenue as a result of the completion of prior year projects, including mine development and mechanically stabilized earth ("MSE") wall construction at the Fort Hills mine, Joslyn mine development closeout activities and road construction on the Highway 63 project. Prior year revenue also included activities related to the long-term Horizon mine contract which expired on June 30, 2015.
For the three months ended December 31, 2015, gross profit was $9.0 million or 13.8% of revenue, down from a gross profit of $10.1 million or 8.9% of revenue during the same period last year. The lower gross profit in the current quarter is primarily a result of the aforementioned drop in volume from the completion of prior year projects, partially mitigated by improved gross profit margins resulting from lower equipment rental costs in the period.

For the three months ended December 31, 2015, equipment cost decreased by $13.3 million compared to the prior year. The lower costs included a notable reduction in operating lease expense in the current quarter ($0.2 million, down from $3.0 million in the same period last year). A significant portion of the equipment cost reduction, including a majority of the lower operating lease expense, resulted from the completion of the Horizon mine contract earlier this year, which included a reimbursable coststructure for equipment maintenance and ownership costs.
For the three months ended Deember 31, 2015, depreciation was $10.3 million, down from $11.9 million in the same period last year. Current quarter depreciation included $2.2 million in write-downs of assets held for sale and accelerated depreciation for equipment components that did not achieve estimated lives, compared to $1.3 million in write-downs and accelerated depreciation in the prior year.
For the three months ended December 31, 2015, operating income was $0.5 million, compared to operating income of $1.0 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $6.1 million for the three months ended December 31, 2015, down from $8.1 million in the same period last year, reflecting the benefits gained from restructuring and cost-saving initiatives implemented over the past year.
Stock-based compensation expense increased $2.8 million compared to the prior year, primarily as a result of the larger benefit recorded to the prior year's liability classified stock-based compensation cost, driven by a decrease in the share price during that period.
For the three months ended December 31, 2015, the Company recorded $1.2 million of losses on the disposal of plant and equipment and assets held for sale compared to $2.0 million in the previous period.
For the three months ended December 31, 2015, net loss from continuing operations was $0.7 million (basic and diluted loss per share of $0.02), compared to a net loss of $1.5 million (basic and diluted loss per share of $0.04) during the same period last year. The combined income tax benefit recorded in the current period is lower than the same period in the prior year as a result of the deferred tax benefit associated with the loss for the three months ended December 31, 2015 being lower than the deferred tax benefit associated with the comparative loss for the three months ended December 31, 2014.
Outlook
Several previous deep cyclical downturns in the oil industry have had fairly swift 'v' shaped recoveries and although this one started abruptly, the Company now believes that the downturn may last well into 2017. Rebalancing of supply may gather pace during 2016 but could take several quarters to have a meaningful impact on the price of oil.
Coincidental with the downturn the Company has experienced dramatic change in both the provincial government in Alberta and the federal government of Canada. This has layered on additional uncertainty to an already uncertain situation, in which oil sands customers are making spending decisions. A positive feature of this political change though is that the Company should see significantly increased expenditure on infrastructure projects by both new governments in the medium term.
In response to the downturn the Company expects its oil sands customers to continue to grow their production in order to dilute operating costs per barrel. While it is unlikely that there may be new oil sands mines announced until oil prices are much higher, it is important to note that the planned production increases on existing mines have partially offset recent new mine deferrals, with such production increases approximating two or three mines as they were originally conceived. Over the medium to long term this drive for increased production should lead to greater volumes of recurring mine services for the Company to address. It is noteworthy to mention that in addition to the planned production increases, some of the Company's oil sands customers have mentioned that they have reserves and mine plans in excess of 40 years.

In oil sands mining, the Company is performing its winter earthworks program and although some mild temperatures have had negative impacts on operating execution, these have been offset by improved equipment maintenance and reliability efficiency from these same warmer than usual conditions.  All-in-all the Company is executing the work safely and effectively and expects to finish the winter season with reasonable operating results.  This coming spring-summer construction season in oil sands mining is seen as more unpredictable as the potential impacts of reduced oil price capital reductions and scheduled plant maintenance turn-arounds has not yet been communicated. The Company does have a base load of awarded projects and recurring work for the spring-summer season and will look to build on this with tendered work over next few months.
The Company expects an active estimating year in oil sands mining as in addition to the re-tendering of a 5 year earthworks Master Service Agreement (MSA), it will also have opportunity to tender for activities previously self-performed by clients such as the fueling and servicing of their oil sands mining fleet. The Company expects these newly outsourced opportunities to potentially increase recurring services work by around $40 million per annum. Meanwhile, in the non-mining oil sands sector, the Company continues to anticipate oil price related deferred construction spend on SAGD and non-mining areas and expects that trend to continue through 2016.
In the other resource industries such as coal, iron ore, diamonds, base metals and precious metals, the Company continues to see reductions in spending due to commodity pricing and project financing difficulties. Although the Company is actively pricing an earthworks project for a northern diamond mine and expects some minor activity for operations that have permits and financing in place, overall as a sector the Company does not anticipate significant operating contributions from the resource sector in 2016.
The Company's business development work in the infrastructure sector in 2015 helped it build on its strategy to secure diversified revenue. The Company completed its first major provincial road job, formed a strong partnership and qualified as one of four teams tendering on the BC Hydro Site C earthworks project, formed another partnership for pre-qualification on Calgary Ring Road project, and has been actively bidding, building relationships with potential partners, and developing systems for more effective tracking of federal, provincial and municipal infrastructure projects.
The Company continues to see the infrastructure sector as positive opportunity and is actively pursuing both major and minor infrastructure projects across Canada. In major infrastructure projects the Company seeks to find strong senior partners with mega project experience looking for an earthworks contractor that has the assets and can put the "boots on the ground" to execute earthworks safely and efficiently. If the Company's partnership is successful in the tender, it will look to self-perform the earthworks while also contributing to the overall project management team. When the Company's project team is not awarded the work, it continues to pursue the opportunity as a potential earthworks subcontractor to the awarded team(s). Such is the case for the Company's Site C earthworks and Calgary Ring Road projects. Although the Company would prefer to be awarded the work through its partnership tenders, the Company has been able to price subcontract work when its team is unsuccessful. The Company believes the project insight and knowledge gained by being a project partner increases its ability to accurately price and risk work as subcontractor.

The Company's recent debt reduction initiatives, with a focus on lowering its cost of debt, combined with a stronger financial position and improved operating cost structure will, it believes, provide a stable base to endure the current macroeconomic uncertainties, allowing it to remain competitive in its pricing and providing it with the ability to take advantage of organic growth and acquisition opportunities that may arise.
In summary, NAEP continues to pursue heavy and light civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects, provincial highway and infrastructure projects across Canada. The Company continues to improve operating performance in order to maintain, or grow, its share of available work. The Company's clear objective for 2016 is to continue to demonstrate resilience of free cash flow in a very challenging operating environment.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss its financial results for the quarter ended December 31, 2015 tomorrow, Wednesday, February 17, 2016 at 9:00am Eastern time.
The call can be accessed by dialing:
Toll free: 1-877-291-4570
International: 1-647-788-4919
A replay will be available through March 17, 2016, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 32886425
The live and archived webcast can be accessed at:
http://www.gowebcasting.com/7252
Non-GAAP Financial Measures
This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this release, non-GAAP financial measures are used, such as "gross profit", "gross profit margin", EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in the Sixth Amended and Restated Credit Agreement, the "Credit Facility"), "Consolidated EBITDA from Continuing Operations", and "Free Cash Flow".
EBITDA and Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.
The Company believes that EBITDA is a meaningful measure of the performance of its business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of its business. The Company's management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, its Credit Facility requires the Company to maintain both a fixed charge coverage ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from continuing operations. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under the credit facility.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, the Company's computations of EBITDA and Consolidated EBITDA may vary from others in the industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company's results as reported under US GAAP. A reconciliation of Consolidated EBITDA to net (loss) income is as follows:
	Three Months Ended December 31,
(dollars in thousands)	2015	2014
Net loss from continuing operations	$(712)	$(1,534)
Adjustments:
Interest expense	1,558	3,218
Income tax benefit	(320)	(417)
Depreciation	10,347	11,935
Amortization of intangible assets	509	1,228
EBITDA from continuing operations	$11,382	$14,430
Adjustments:
Loss on disposal of property, plant and equipment	931	2,032
Loss (gain) on disposal of assets held for sale	238	(43)
Equity stock-based compensation expense	905	844
Gain on debt extinguishment	—	(250)
Consolidated EBITDA from continuing operations	$13,456	$17,013
Consolidated EBITDA from discontinued operations	$—	$(472)
Consolidated EBITDA	$13,456	$16,541
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "expect", "may", "could", "believe", "anticipate",  "continue" or similar expressions.  Forward looking statements include the expectations that the downturn may last well into 2017; rebalancing of supply may likely gather pace during 2016 but may take several quarters to have a meaningful impact on the oil price; the Company should see significantly increased expenditure on infrastructure projects by both new governments in the medium term;  its oil sands customers continue to grow their production in order to dilute operating costs per barrel; the drive for increased production should lead to greater volumes of recurring mine services for the Company to address; expects these newly outsourced opportunities to potentially increase recurring services work by around $40 million per annum; expects to finish the winter season with reasonable operating results.  This coming spring-summer construction season in oil sands mining is seen as more unpredictable as the potential impacts of reduced oil price capital reductions and scheduled plant maintenance turn-arounds; the Company continues to see and anticipate oil price related deferred construction spend on SAGD and non-mining areas and expects that trend to continue through 2016; the Company does not anticipate significant operating contributions from the resource sector in 2016, improve its financial position and improve its cost structure and that the same will allow the Company to remain competitive in pricing its services and allow it to take advantage of organic growth and acquisition opportunities if they arise. The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company's Management's Discussion and Analysis ("MD&A") for the quarter ended December 31, 2015 and the Company's annual MD&A for the year ended December 31, 2015. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP's control.  Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NAEP, you should read the Company's disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca